082-01856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

07027750

October 29, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended August 31, 2007.

Please be advised, that in accordance with National Instrument 51-102, the First Quarter Report was mailed to shareholders on October 29, 2007.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

/jn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis))

Dear Shareholders:

Introduction

During the First Quarter of fiscal 2008 (June 1 to August 31, 2007), African Metals carried out a regional field study on the Lokoro basin in the Democratic Republic of the Congo (DRC), during which samples of oil and gas were taken for analysis. A soil sampling program was completed on the Katanga properties in the DRC. The samples are being analyzed. Programs were also completed on the diamond concessions and the Comifa gold concession in Mali, West Africa.

In financial matters, the Company had a loss of $69,169 or $0.0035 per share over the First Quarter of fiscal year 2008. A private placement of $150,000 was announced subsequent to the First Quarter.

Katanga Copper-Cobalt Properties

African Metals holds an option on an 80% interest in 8 properties covering 682 square kilometers within the prolific Katanga Copper belt in the southeastern part of the DRC. The Katanga copper belt contains numerous high grade copper, cobalt and zinc deposits. Together with the adjoining Zambian copper belt, this forms one of the greatest metallogenic provinces of the world, much of which remains unexplored. The Etoile Mine lies 20 km west of the Properties. The Etoile Mine has resources totalling 11.4 million tonnes of 5.97% copper and 0.95% cobalt. The Properties are underlain in part by the Roan supergroup, which contains more than 230 base metal occurrences within the copper belt. Three copper and one gold occurrence are known to exist on the Properties.

A total of 5,000 soil samples have been taken and are being processed. Results of the sampling program and an upcoming airborne geophysical survey will guide the Company in setting up a drill program next spring.

The Lokoro Project

The Company holds an opportunity to acquire a 75% interest in an oil and gas lease in the 200,000 square kilometer Lokoro basin, also located in the DRC. The area in question is underlain with sandstones of Jurassic, Cretaceous and Permo-Carboniferous age with good porosities of up to 30% while the Ordovician sandstones have porosities ranging from 8 to 19%. These present multiple opportunities for traps associated with structures in tilted blocks, fault and anticlinal traps and also stratigraphic traps related to facies variations. Multiple zones are present which contain total organic carbon (TOC) ranging from 2% to 13%. Oil seeps occur.

A field survey was conducted this summer, and samples of oil, water and rock were taken. The samples are being sent to a lab for testing to determine the quality of the oil and information about the source rock. The Company will be preparing a report incorporating data from the field as well as documenting all of the information available from previous studies of the area. The report will be the basis for a presentation to the Government as a prelude to choosing the specific area for an oil and gas lease.

The Diamond Concessions

African Metals currently holds a 95 to 100% interest in 4 diamond concessions covering 7,281 square kilometers in western Mali, West Africa. In the Kenieba Nord concession, a total of 7 diamonds between 34 and 232 carats have previously been found in alluvium or stream deposited material.

During the spring of this year, 13 of 29 airborne magnetic anomalies in 3 of the Company's concessions were located and sampled for possible diamond indicator mineral content. In addition, samples were taken from a prominent bed of conglomerate. In some areas conglomerate is a known source of diamonds. The samples are being analyzed this autumn.

Comifa Gold Concession

The Comifa gold concession in western Mali was soil sampled in the spring. Results are being processed and should be available soon.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis))

Future Programs
The next steps on the copper-cobalt properties will be to continue the current program and to drill significant targets. On the Lokoro project, once a lease has been negotiated African Metals will explore the area in preparation for drilling. African Metals is looking for a joint venture partner for its diamond properties.

The Exploration Team
Planning for and supervision of the copper, gold and diamond projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G.Verley, P. Geo. is the Independent Qualified Person under National Instrument 43-101. Mr. Feroz Sultan is the Qualified Person for the oil and gas project in the DRC.

Overview of Performance
During the First Quarter of fiscal 2008, the Company's total assets decreased by $28,533 to $2,390,781 due mainly to the $69,169 net operating loss incurred during the period. The effect of the net operating loss on total assets was lessened by the fact that there was $26,190 in cash proceeds received from the exercise of stock options and an increase in short-term liabilities totalling $14,446. The Company's working capital decreased by $210,530 to $70,477. This is mainly due to the use of current assets to pay for property costs totalling $11,109, exploration costs totalling $156,465 and operating expenses totalling $69,169 less proceeds from the issue of share capital mentioned previously. Finally, during the First Quarter of 2008, the Company's deficit increased by $69,169 to $10,648,442.

Results of Operations
The Company's operations consist of the exploration of mineral properties in Mali and the DRC, exploratory work on an oil and gas lease property in the DRC and the running of administrative offices in Canada and Mali. The net loss for the First Quarter of fiscal year 2008 was $69,169 or $0.0035 per share as compared to $380,729 or $0.023 per share in the First Quarter of fiscal year 2007. The reason for the $311,560 decrease in net loss is in the First Quarter of 2007, the Company incurred a $348,312 stock-based compensation expense related to the granting of 800,000 stock options. If you back out the effect of the stock-based compensation expense and a $4,570 gain on sale of marketable securities, the total operating expense would have increased from $37,000 for the First Quarter of fiscal year 2007 to $69,169 for the First Quarter of fiscal year 2008, thereby representing a $32,169 increase. The main reason for this increase in operating expense is an $8,287 increase in accounting and audit fees, a $15,900 increase in management fees and $10,425 in promotion, travel and shareholder relations. The increase was reduced by the fact that no stock exchange filing fees were incurred in the current period compared to the prior period as a result of no stock options being issued in the First Quarter of fiscal year 2008. Accounting and audit fees increased because the cost of the fiscal 2007 year end audit increased. Management fees increased because one Director was given a $1,300 per month increase and the President was paid $4,000 per month for management services. Promotion, travel and shareholder relations increased because $6,740 was paid to NAI Interactive Ltd towards an investor relations program, $1,795 was paid to have the Company's presence located on the IstrikeDiamonds.com web-site, and $1,050 was paid toward the upgrade of the Company's web-site.

Finally, capitalized exploration costs in the First Quarter of 2008 increased by $156,465 to $1,197,225 and acquisition costs of mineral properties in the First Quarter of 2008 increased by $11,109 to $567,585.

Liquidity
During the First Quarter of fiscal 2008, the Company issued 97,000 shares for the exercise of stock options at a price of $0.27 per share for consideration of $26,190. Also during the First Quarter, the Company's cash balance decreased by $229,163 to $4,159. Subsequent to the end of the First Quarter, the Company announced a private placement of 500,000 units at $0.30 per unit for proceeds of $150,000. Each unit consists of one common share and one transferable warrant exercisable for one year at $0.35. There will be a four month hold period from closing on all shares.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis))

Summary of Quarterly Results

Selected financial information for the last twelve quarters, starting with the Fourth Quarter, 2007, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2008 1st Q	$ 0	$ 69,169	$ 0.0035
2007 4th Q	$ 88	$ 135,263	$ 0.007
2007 3rd Q	$ 0	$ 55,752	$ 0.003
2007 2nd Q	$ 80	$ 50,573	$ 0.003
2007 1st Q	$ 4,570	$ 380,729	$ 0.023
2006 4th Q	$55,277	$ 47,693	$ 0.003
2006 3rd Q	$ 13	$ 47,417	$ 0.003
2006 2nd Q	$ 69	$ 102,918	$ 0.006
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003

Related Party Transactions

During the First Quarter of fiscal year 2008, the Company paid management fees totalling $9,900 to a company wholly owned by Willis W. Osborne, Director and management fees totalling $12,000 to a corporation controlled by the Family Trust of Klaus Eckhof, President and Director. Geological fees totalling $2,491 were paid to Mamadou Keita, Director and accounting and consulting fees totalling $3,334 were paid to the Secretary of the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, which includes the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as defined in *Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual* effective, but do not expect that the controls will prevent all errors and fraud. These controls provide reasonable assurance, but not absolute assurance that the objectives of the control system are met. Senior management, including the Company's Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with *Multilateral Instrument 52-109*. There have been no changes in these controls that occurred during the Company's most recent interim period that has materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Investor Relations

During the First Quarter of fiscal year 2008, the Company participated in the Vancouver Investment Conference in June, 2007. The Company also has a presence on the websites of NAI Interactive Ltd. (www.na-investor.com) and IStrike Investments Inc. (www.istrikeinvestments.com).

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online at www.africanmetals.com.

DATED: October 26, 2007

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"

Willis W. Osborne
CEO & Director

AFRICAN METALS CORPORATION

QUARTERLY REPORT
AUGUST 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Balance Sheets
2. Statements of Operations and Deficit
3. Statements of Cash Flows
4. Notes to Financial Statements

AFRICAN METALS CORPORATION

Financial Statements

August 31, 2007 and 2006

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION

Balance Sheets

August 31, 2007 and May 31, 2007

	August 31, 2007 (unaudited)	May 31, 2007 (audited)
Assets		
Current assets:		
Cash	$ 4,159	$ 233,322
Marketable securities (Note 2)	95,646	95,646
Accounts receivable	604	604
Goods and services tax recoverable	4,338	1,636
Prepaid expenses	59,377	29,000
	164,124	360,208
Automobile and Equipment (Note 3)	18,461	19,866
Deferred Costs – Lokoro Project (Note 4)	443,386	431,690
Mineral Properties, including deferred costs (Note 5)	1,764,810	1,607,550
	$ 2,390,781	$ 2,419,314
Liabilities		
Current liabilities:		
Accounts payable and accrued liabilities	$ 58,197	$ 39,073
Due to related parties (Note 6)	35,450	40,128
	93,647	79,201
Share Capital and Deficit:		
Share capital (Note 7)	11,477,685	11,451,495
Contributed surplus	1,467,891	1,467,891
Deficit	(10,648,442)	(10,579,273)
	2,297,134	2,340,113
	$ 2,390,781	$ 2,419,314

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Operations and Deficit

For the three months ended August 31, 2007 and 2006

	August 31, 2007	August 31, 2006
		(Note 10)
EXPENSES:		
Accounting and audit	$ 12,937	$ 4,650
Amortization	23	33
Bank charges	180	94
Consulting	2,376	2,463
Investor relations	4,500	4,500
Management fees	21,900	6,000
Office and miscellaneous	8,627	5,786
Promotion, travel and shareholder relations	12,046	1,621
Rent	4,866	4,079
Stock exchange filing fees	-	5,800
Stock-based compensation	-	348,312
Telephone	915	730
Transfer agent	799	1,231
	69,169	385,299
Gain on sale of marketable securities	-	(4,570)
NET LOSS FOR THE PERIOD	69,169	380,729
DEFICIT, BEGINNING OF PERIOD	10,579,273	9,956,956
DEFICIT, END OF PERIOD	$ 10,648,442	$ 10,337,685
Basic and diluted loss per share	$ (0.0035)	$ (0.023)
Weighted average common shares outstanding	19,682,153	16,311,460

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Cash Flows

For the three months ended August 31, 2007 and 2006

	August 31, 2007	August 31, 2006
OPERATING ACTIVITIES:		
Net loss for the period	$ (69,169)	$(380,729)
Adjustments:		
Amortization	23	33
Gain on sale of marketable securities	-	(4,570)
	(69,146)	(36,954)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(2,702)	5,347
Prepaid expenses	(30,377)	(4,853)
Accounts payable and accrued liabilities	19,124	(75,016)
Due to related parties	(4,678)	(14,321)
	(87,779)	(97,155)
FINANCING ACTIVITIES:		
Issue of share capital for cash	26,190	32,575
Share subscription advances	-	800,000
Share subscriptions receivable	-	-
	26,190	832,575
INVESTING ACTIVITIES:		
Proceeds from sale of marketable securities	-	10,206
Acquisition costs of mineral properties	(11,109)	(2,232)
Deferred exploration costs, net of amortization	(144,769)	(9,195)
Deferred costs – Lokoro project	(11,696)	-
	(167,574)	(1,221)
INCREASE (DECREASE) IN CASH	(229,163)	734,199
CASH, BEGINNING OF PERIOD	233,322	27,161
CASH, END OF PERIOD	$ 4,159	$ 761,360

Supplemental cash flow information (note 10)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Schedules of Deferred Exploration Costs

For the three months ended August 31, 2007 and 2006

	August 31, 2007	August 31, 2006
EXPLORATION COSTS:		
Amortization	$ 1,382	$ 1,944
Drilling and assays	-	3,135
Exploration survey	144,769	1,562
Office, consulting and travel	-	4,500
	146,151	11,141
BALANCE OF COSTS AT BEGINNING OF PERIOD	1,051,074	947,978
BALANCE OF COSTS AT END OF PERIOD	$ 1,197,225	$ 986,119

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Notes to Financial Statements
August 31, 2007

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa and the Democratic Republic of the Congo (the "DRC") and is also assessing the viability of entering into an oil and gas lease in the DRC.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended May 31, 2007, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual financial statements

2. MARKETABLE SECURITIES

	August 31, 2007	May 31, 2007
Great Quest Metals Ltd. 279,250 (May 31, 2007 – 279,250) shares (market value - $120,078, May 31, 2007 - $178,720)	$ 95,646	$ 95,646

3. AUTOMOBILE AND EQUIPMENT

	Cost	Accumulated Amortization	August 31, 2007 Net Book Value	May 31, 2007 Net Book Value
Automobile	$ 42,654	$ 27,695	$ 14,959	$ 16,172
Equipment	5,602	2,389	3,213	3,381
Computer	1,530	1,241	289	313
	$ 49,786	$ 31,325	$ 18,461	$ 19,866

4. DEFERRED COSTS – LOKORO PROJECT

	August 31, 2007	May 31, 2007
Shares issued for debt	$ -	$ 234,245
Monthly maintenance fee	9,721	21,232
Consulting	1,975	118,003
Government fee	-	58,210
Balance, beginning of period	431,690	-
Balance, end of period	$ 443,386	$ 431,690

5. MINERAL PROPERTIES

August 31, 2007

		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
	Mali, West Africa				
a.	Kenieba Sud Concession	$ 12,710	$ 159,364	$ -	$ 172,074
b.	Kenieba Nord Concession	1,800	745,862	-	747,662
c.	Comifa Concession	33,753	55,434	-	89,187
d.	Soumala Concession	1,104	42,981	-	44,085
e.	Medinandi Sud Concession	46,316	47,893	-	94,209
f.	Fatako Concession	6,552	33,281	-	39,833
		$ 102,235	$ 1,084,815	$ -	$ 1,187,050
	Democratic Republic of the Congo				
g.	Kalende Properties	$ 465,350	$ 112,410	$ -	$ 577,760
		$ 567,585	$ 1,197,225	$ -	$ 1,764,810

5. **MINERAL PROPERTIES (continued)**

		May 31, 2007			
		Acquisition Costs	Deferred Exploration Costs	Write-down Of Capitalized Costs	Total
	Mali, West Africa				
a.	Kenieba Sud Concession	$ 12,710	$ 159,121	$ -	$ 171,831
b.	Kenieba Nord Concession	1,800	745,472	-	747,272
c.	Comifa Concession	22,644	41,708	-	64,352
d.	Soumala Concession	1,104	32,481	-	33,585
e.	Medinandi Sud Concession	46,316	35,851	-	82,167
f.	Fatako Concession	6,552	33,282	-	39,834
		$ 91,126	$ 1,047,915	$ -	$ 1,139,041
	Democratic Republic of the Congo				
g.	Kalende Properties	$ 465,350	$ 3,159	$ -	$ 468,509
		$ 556,476	$ 1,051,074	$ -	$ 1,607,550

Comifa concession

During the current period, the Company paid 5,000,000 FCFA (CDN$11,109) to the Owner.

6. **DUE TO RELATED PARTIES**

As at August 31, 2007, $24,150 (May 31, 2007 - $28,128) was due to a corporation related by virtue of common Directors, $3,300 was due to a company wholly owned by a Director of the Company and $8,000 (May 31, 2007 - $12,000) was due to a corporation controlled by the Family Trust of the President of the Company. The balances due not bear interest, are unsecured and have no fixed payment terms, accordingly the fair values cannot be readily determinable.

7. **SHARE CAPITAL**

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2007		May 31, 2007	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	19,618,153	$11,451,495	16,272,127	$ 9,956,600
Issued during the period/year for				
Cash	97,000	26,190	2,649,000	1,038,650
Exploratory costs	-	-	397,026	234,245
Mineral properties	-	-	300,000	222,000
Balance, end of period/year	19,715,153	$11,477,685	19,618,153	$11,451,495

Transactions for the Issue of Share Capital During the Quarter Ended August 31, 2007:

(a) The Company issued 97,000 shares for the exercise of stock options at a price of $0.27 per share for consideration of $26,190.

7. **SHARE CAPITAL (continued)**

Stock Options

A summary of the status of the Company's stock options outstanding as of August 31, 2007 and May 31, 2007 and changes during the period/year then ended is as follows:

	August 31, 2007		May 31, 2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	1,582,000	$ 0.50	846,000	$ 0.41
Granted	-	-	900,000	0.53
Exercised	(97,000)	(0.27)	(149,000)	(0.26)
Expired	-	-	(15,000)	(0.25)
Options outstanding, end of period/year	1,485,000	$ 0.51	1,582,000	$ 0.50

At August 31, 2007, the Company had outstanding stock options exercisable to acquire 1,485,000 shares as follows:

Shares	Exercise Price	Expiry Date
70,000	$0.20	December 23, 2007
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
235,000	$0.60	November 7, 2010
800,000	$0.50	August 4, 2011
100,000	$0.80	May 1, 2012
1,485,000		

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2007:

Weighted Average Exercise Price $	Number	Weighted Average Remaining Life (Years)
$0.20	70,000	0.31
$0.40	80,000	0.94
$0.47	200,000	1.25
$0.50	800,000	3.93
$0.60	235,000	3.19
$0.80	100,000	4.67
	1,485,000	2.85

Warrants

At August 31, 2007, the Company had outstanding share purchase warrants exercisable to acquire 2,500,000 shares as follows:

Number	Exercise Price	Expiry Date
2,500,000	$0.50	October 5, 2008

Contributed Surplus

	August 31, 2007	May 31, 2007
Balance, beginning of period/year	$1,467,891	$1,057,417
Stock-based compensation	-	410,474
Balance, end of period/year	$1,467,891	$1,467,891

8. RELATED PARTY TRANSACTIONS

During the three months ended August 31, 2007, the Company was involved in the following related party transactions:

a. Management fees totalling $9,900 (2006 - $6,000) were paid to a corporation owned by a Director of the Company.

b. Management fees totalling $12,000 (2006 - $Nil) were incurred with a corporation controlled by the Family Trust of the President of the Company.

c. Exploration costs totalling $2,491 (2006 - $1,562) was incurred with a Director of the Company.

d. Accounting fees totalling $958 (2006 - $612) and consulting fees totalling $2,376 (2006 - $2,462) have been incurred with the Secretary of the Company.

e. The investment in Great Quest Metals Ltd. as described in note 2 is a company related by virtue of common directors.

The above transactions have been in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral and oil and gas property acquisition, exploration and development.

Property, automobile and equipment, deferred costs and mineral properties by geographical segment are as follows:

	Congo	Mali	Canada	Total
August 31, 2007				
Automobile and equipment	$ -	$ 18,172	$ 289	$ 18,461
Deferred costs – Lokoro Project	443,386	-	-	443,386
Mineral properties, including deferred costs	577,760	1,187,050	-	1,764,810
	$ 1,021,146	$ 1,205,222	$ 289	$ 2,226,657

	Congo	Mali	Canada	Total
May 31, 2007				
Automobile and equipment	$ -	$ 19,553	$ 313	$ 19,866
Deferred costs – Lokoro Project	431,690	-	-	431,690
Mineral properties, including deferred costs	468,509	1,139,041	-	1,607,550
	$ 900,199	$ 1,158,594	$ 313	$ 2,059,106

Revenues and expenses by geographical segment are as follows:

	Congo	Mali	Canada	Total
For the three months ended August 31, 2007				
Gain on sale of marketable securities	$ -	$ -	$ -	$ -
Expenses	-	(7,000)	(62,169)	(69,169)
	$ -	$ (7,000)	$ (62,169)	$ (69,169)

AFRICAN METALS CORPORATION
Notes to Financial Statements
August 31, 2007

9. SEGMENTED INFORMATION (continued)

	Congo	Mali	Canada	Total
For the three months ended August 31, 2006				
Gain on sale of marketable securities	$ -	$ -	$ 4,570	$ 4,570
Expenses	-	(3,681)	(381,618)	(385,299)
	$ -	$ (3,681)	$ (377,048)	$ (380,729)

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended August 31, 2007 and 2006 as follows:

	August 31, 2007	August 31, 2006
Non-cash investing activities:		
Deferred exploration costs - amortization	(1,382)	(1,944)
	$ (1,382)	$ (1,944)

11. SUBSEQUENT EVENT

The Company issued 14,000 shares for the exercise of stock options at a price of $0.40 per share for a total consideration of $5,600.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 26, 2007)

CORPORATE & RECORDS OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 684-4100 Fax: (604) 684-5854
Website: www.africanmetals.com Email Address: info@africanmetals.com

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Willis W. Osborne, CEO, CFO & Director
Mr. Mahamadou Keita, Director
Mr. Michael F. Bolton, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George W. Butterworth

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	19,729,153
Options:	1,471,000
Warrants	2,500,000
Fully Diluted	23,700,153

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

END

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